U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant’s name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE MFC Bancorp Ltd. Rene Randall Corporate Vice President 1 (604) 683 8286 ex 2 rrandall@bmgmt.com

MFC BANCORP LTD. RECEIVES APPROVALS RESPECTING ARRANGEMENT

NEW YORK (July 12, 2017) . . . MFC Bancorp Ltd. (“MFC” or the “Company”) (NYSE: MFCB) announced today that further to its press release dated June 9, 2017, the Company has received the requisite approvals of its shareholders and the Supreme Court of British Columbia for its previously announced plan of arrangement (the “Arrangement”). The Arrangement will become effective at 12:01 a.m. (Vancouver time) on July 14, 2017 (the “Effective Time”), at which time, among other things:

•	the outstanding common shares of MFC (the “MFC Shares”) will be consolidated on a 100 for 1 basis, with any fractional shares held by registered shareholders being eliminated for cash consideration based upon the weighted average price of the Old MFC Shares over the ten trading days prior to the effective date of the Arrangement (the “Odd Lot Payment”) and, immediately afterwards, such MFC Shares will be split on a 1 for 20 basis; and

•	after the above consolidation and split, each outstanding MFC Share will be exchanged for: (i) a common share of US$0.001 par value (a “New MFC Share”) of MFC Bancorp Ltd. (formerly MFC 2017 Ltd.) (“New MFC”), a wholly-owned subsidiary of MFC that was formed under the laws of the Cayman Islands; and (ii) US$0.0001 in cash.

As a result of the Arrangement, MFC will become a wholly-owned subsidiary of New MFC. The New MFC Shares will commence trading on the New York Stock Exchange on a post-Arrangement basis on July 14, 2017 under the Company’s existing symbol “MFCB”. The board of directors and officers, board committees and committee charters of New MFC will be in substantially the same form as that of MFC.

Additional details regarding the Arrangement and the additional transactions completed thereunder are set forth in the Company’s management information circular dated June 9, 2017, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Notice to Non-Registered Shareholders

Non-registered shareholders of the Company, which hold their Old MFC Shares in the name of a broker, investment dealer, bank, trust company, trustee or other nominee, should contact their broker or other nominee for assistance in depositing such shares and should follow the instructions of such broker or other nominee in order to deposit their Old MFC Shares.

Notice to Registered Shareholders

If a MFC shareholder holds its MFC Shares in registered form, in order to receive New MFC Shares and any consideration payable pursuant to the Arrangement, including the Odd Lot Payment, such registered shareholders of the Company must complete, sign and return the letter of transmittal sent to such registered shareholders, in accordance with the instructions set out in such letter of transmittal, to Computershare Trust Company, N.A. (the “Depositary”), together with certificates representing their

MFC Shares and such additional documents and instruments as the Depositary may reasonably require. A copy of the letter of transmittal may also be obtained by contacting the Depositary. Due to the administrative costs of the exchange under the Arrangement, cash payments of less than US$10.00 will not be made by the Company under the Arrangement.

Registered shareholders of the Company may direct questions regarding the exchange, including any request for another copy of the letter of transmittal, to the Depositary by telephone at 1-800-564-5141.

About The Company

MFC is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC BANCORP LTD.

Suite 1860 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on July 14, 2017.

3.	News Release:

On July 12, 2017, MFC Bancorp Ltd. (British Columbia) (“MFC”) issued a news release through the facilities of PR Newswire. This news release was filed on SEDAR on July 12, 2017.

4.	Summary of Material Change:

MFC announced that its previously announced plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) with MFC Bancorp Ltd. (formerly MFC 2017 Ltd.) (“New MFC”) and MFC 2017 II Ltd. (“MFC 2017 II”) was approved by MFC’s shareholders and the Supreme Court of British Columbia. The Arrangement became effective at 12:01 a.m. (Vancouver time) on July 14, 2017 (the “Effective Time”), at which time, among other things:

a)	the outstanding common shares of MFC (the “MFC Shares”) were consolidated on a 100 for 1 basis, with any fractional shares held by registered shareholders being eliminated for cash consideration based upon the weighted average price of the MFC Shares over the ten trading days prior to the effective date of the Arrangement (the “Odd Lot Payment”) and, immediately afterwards, such MFC Shares were split on a 1 for 20 basis; and

b)	after the above consolidation and split, each outstanding MFC Share was exchanged for (i) a common share of US$0.001 par value (a “New MFC Share”) of New MFC, which was, immediately prior to the Effective Time, a wholly-owned subsidiary of MFC that was formed under the laws of the Cayman Islands; and (ii) US$0.0001 in cash.

As a result of the Arrangement, MFC became a wholly-owned subsidiary of New MFC, and New MFC became the publicly traded parent of the MFC group. The New MFC Shares commenced trading on the New York Stock Exchange on a post-Arrangement basis on July 14, 2017 under MFC’s existing symbol “MFCB”. The board of directors and officers, board committees and committee charters of New MFC have remained in substantially the same form as that of MFC.

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5.	Full Description of Material Change:

On July 14, 2017, MFC completed its previously announced Arrangement under section 288 of the Business Corporations Act (British Columbia) with New MFC and MFC 2017 II.

The Arrangement was approved by over 96% of the votes cast by shareholders of MFC at MFC’s special meeting of shareholders held on July 10, 2017 and by the British Columbia Supreme Court on July 12, 2017.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to it in the management information circular of MFC, dated June 9, 2017 (the “Circular”).

The Arrangement became effective at 12:01 a.m. (Vancouver time) on July 14, 2017, at which time the following occurred in the following order without any further act or formality:

(a)	MFC consolidated all of the issued and outstanding MFC Shares on a one hundred (100) for one (1) basis such that each holder of MFC Shares received one (1) MFC Share for each one hundred (100) MFC Shares held immediately prior to the consolidation;

(b)	any fractional interest in an MFC Share held by a holder of MFC Shares (a “MFC Shareholder”) after the consolidation under (a) were eliminated and cancelled without any further act or formality and free and clear of all liens, claims and encumbrances, and each such MFC Shareholder was removed from the register of holders of MFC Shares, and were entitled to, subject to the Arrangement, receive a cash payment from MFC therefor equal to the volume weighted average price of the MFC Shares on the New York Stock Exchange for the ten (10) trading days immediately prior to the Effective Date, being July 14, 2017, multiplied by one hundred (100) in order to give effect to the consolidation under (a) above;

(c)	the MFC Shares outstanding after the completion of (a) and (b) above were subdivided on a one (1) for twenty (20) basis such that each holder of MFC Shares outstanding after the completion of (a) and (b) above received twenty (20) MFC Shares for each one (1) MFC Share held immediately prior to the subdivision;

(d)	New MFC issued to MFC 2017 II such number of fully-paid and non-assessable New MFC Shares equal to the number of MFC Shares outstanding immediately after completion of the transaction contemplated in (c), in exchange for an equal number of common shares of US$0.001 par value each in the capital of MFC 2017 II;

(e)	MFC’s stated capital was reduced by an amount equal to the retained deficit of MFC as at the last balance sheet date of the last financial statements prepared by MFC without any repayment of capital in respect thereof;

(f)	each outstanding MFC Share (except MFC Shares cancelled pursuant to (b) above) were transferred by the MFC Shareholder to MFC 2017 II, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for: (i) one fully paid and non-assessable New MFC Share; and (ii) US$0.0001 in cash,

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and the name of each such holder of MFC Share were removed from the register of holders of MFC Shares and added to the register of holders of New MFC Shares;

(g)	New MFC adopted the New MFC Incentive Plan, which is on substantially similar terms as MFC’s 2014 Equity Incentive Plan;

(h)	in accordance with the terms of the MFC Options, each MFC Option was exchanged by the holder thereof without any further act or formality and free and clear of all liens, claims and encumbrances, for New MFC Options to purchase a number of New MFC Shares equal to one-fifth (1/5) of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the Effective Time for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the Effective Time multiplied by five (5). The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the New MFC Options are the same as the terms and conditions of the MFC Option for which it is exchanged except that such New MFC Option are governed on the terms and conditions of the New MFC Incentive Plan and, in the event of any inconsistency or conflict, the New MFC Incentive Plan will govern; and

(i)	each of the MFC 2014 Incentive Plan, the 2008 Incentive Plan of MFC and the 1999 Stock Option Plan of MFC were cancelled.

Immediately following the completion of the Arrangement, MFC surrendered to New MFC for cancellation the initial New MFC Share that was issued to it upon incorporation of New MFC.

As a result of the Arrangement, MFC became a wholly-owned subsidiary of New MFC. The New MFC Shares commenced trading on the New York Stock Exchange on a post-Arrangement basis on July 14, 2017 under MFC’s existing symbol “MFCB”. The board of directors and officers, board committees and committee charters of New MFC have remained in substantially the same form as that of MFC.

Details regarding these and other terms of the Arrangement are set out in the Circular, which is available on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of MFC is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Michael J. Smith

President

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Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

July 14, 2017

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

1.	Name of the parties to the transaction:

MFC Bancorp Ltd. (“MFC”)

MFC Bancorp Ltd. (formerly MFC 2017 Ltd.) (“New MFC”)

MFC 2017 II Ltd. (“MFC 2017”)

2.	Description of the transaction:

On July 14, 2017, MFC completed a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), pursuant to which, among other things, all of the issued and outstanding common shares of MFC (the “MFC Shares”) were exchanged for common shares of US$0.001 par value each (the “New MFC Shares”) in the capital stock of New MFC, a then wholly-owned subsidiary of MFC organized under the laws of the Cayman Islands. Immediately following the Arrangement, MFC became a wholly-owned subsidiary of New MFC and as a result New MFC became the publicly traded parent of the MFC group.

Pursuant to the Arrangement, among other things:

(i)	MFC consolidated all of the issued and outstanding MFC Shares on a 100 for 1 basis such that each holder of MFC Shares received one MFC Share for each 100 MFC Shares held immediately prior to the consolidation (the “Consolidation”);

(ii)	any fractional interest in a MFC Share held by an MFC shareholder after the Consolidation was eliminated and cancelled, and each such MFC shareholder was removed from the register of holders of MFC Shares with respect to such cancelled MFC Shares and was entitled to receive a cash payment from MFC therefor equal to the volume weighted average price of the MFC Shares on the New York Stock Exchange (“NYSE”) for the ten trading days immediately prior to the effective date of the Arrangement multiplied by 100 in order to give effect to the Consolidation under Section (ii) above;

(iii)	the MFC Shares were subdivided on a 1 for 20 basis such that each holder of MFC Shares received 20 MFC Shares for each one MFC Share held immediately prior to such subdivision;

(iv)	each outstanding MFC Share (except MFC Shares cancelled pursuant to (ii) above) was exchanged for: (i) one fully paid and non-assessable New MFC Share; and (ii) US$0.0001 in cash, and the name of each such holder of MFC Shares was removed from the register of holders of MFC Shares and added to the register of holders of New MFC Shares;

(v)	New MFC adopted the 2017 Equity Incentive Plan, which is substantially the same as MFC’s 2014 Equity Incentive Plan;

(vi)	in accordance with the terms of the MFC Options (as defined in the Arrangement), each MFC Option was exchanged by the holder for New MFC options to purchase a number of New MFC Shares equal to one-fifth of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the effective time of the Arrangement for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the effective time multiplied by five; and

(vii)	each of MFC’s incentive plans were cancelled.

Immediately following the completion of the Arrangement, MFC surrendered to New MFC for cancellation the initial New MFC Share that was issued to it upon incorporation of New MFC.

The New MFC Shares commenced trading on the NYSE on a post-Arrangement basis on July 14, 2017 under MFC’s existing symbol “MFCB”. The board of directors and officers, board committees and committee charters of New MFC are substantially the same form as that of MFC.

Further details regarding the Arrangement and the transactions thereunder are set out in the management information circular of MFC dated June 9, 2017, a copy of which is available under MFC’s issuer profile on SEDAR at www.sedar.com.

3.	Effective date of the transaction:

The effective date of the Arrangement was July 14, 2017.

4.	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity:

As a result of the Arrangement, MFC will cease to be a reporting issuer in British Columbia, Alberta and Québec. As a result of the Arrangement, New MFC became a reporting issuer in British Columbia, Alberta and Québec.

DATED the 14th day of July, 2017.

THE COMPANIES LAW (REVISED)

OF THE CAYMAN ISLANDS

MFC bancorp Ltd.

An Exempted Company Limited By Shares

AMENDED AND RESTATED
MEMORANDUM and articles OF ASSOCIATION

(Adopted by special resolution dated 12 July, 2017)

THE COMPANIES LAW (REVISED)
OF THE CAYMAN ISLANDS

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

MFC Bancorp Ltd.

An Exempted Company Limited by Shares

(Adopted by special resolution dated 12 July, 2017)

1	NAME

The name of the Company is MFC Bancorp Ltd.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The share capital of the Company is USD 450,000 divided into 300,000,000 Common Shares of USD 0.001 par value each and 150,000,000 Preference Shares divided into USD 0.001 par value each

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

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7	CONTINUATION

The Company may exercise the powers contained in the Companies Law to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this section shall be construed as preventing the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

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THE COMPANIES LAW (REVISED)
OF THE CAYMAN ISLANDS

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

MFC Bancorp Ltd.

An Exempted Company Limited By Shares

(Adopted by special resolution dated 12 July, 2017)

1	DEFINITIONS AND INTERPRETATION

1.1	The Regulations contained in Table A in the First Schedule to the Companies Law do not apply to the Company. In these Articles of Association, if not inconsistent with the context, the following words and expressions shall have the following meanings:

Articles means these Articles of Association;

Common Share means a voting share in the capital of the Company designated as a Common Share and having the rights, and being subject to the restrictions, provided for in these Articles;

Companies Law means the Companies Law (Revised), as amended or re-enacted from time to time;

Company means the above named company;

Director means a director of the Company appointed in accordance with these Articles;

Distribution means a distribution, dividend (including an interim dividend) or other payment or transfer of property of the Company on or in respect of a Share (save in respect of its redemption or repurchase);

Electronic Transactions Law means the Electronic Transactions Law of the Cayman Islands;

Member has the same meaning as in the Companies Law;

Memorandum means the Memorandum of Association of the Company;

Officer means any person appointed by the Directors to hold an office in the Company;

Ordinary Resolution means a resolution:

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(a)	passed by a majority of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members.

Preference Share means a share in the capital of the Company designated as a Preference Share and having the rights, and being subject to the restrictions, provided for in these Articles;

Register of Directors and Officers means the register of Directors and Officers maintained by the Company in accordance with these Articles;

Register of Members means the register of Members referred to in these Articles;

Registrar means the Registrar of Companies and includes the Deputy Registrar of Companies;

Registered Office means the registered office for the time being of the Company;

Seal means any seal which has been duly adopted as the common seal of the Company and includes every duplicate seal;

Secretary means the person appointed to perform any or all of the duties of secretary of the Company, including any assistant secretary;

Share means a share in the capital of the Company issued or authorised to be issued by the Company;

Special Resolution means a special resolution passed in accordance with Section 60 of the Companies Law, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members;

Subscriber means the subscriber to the Memorandum;

Treasury Share means a Share that has been repurchased, redeemed, surrendered to or otherwise acquired by the Company and not cancelled; and

Written includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange and electronic mail in accordance with the Electronic Transactions Law and in writing shall be construed accordingly.

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1.2	In the Memorandum and these Articles, unless the context otherwise requires a reference to:

(a)	words importing the masculine gender include the feminine gender;

(b)	any Cayman Islands law or regulation, is a reference to such law or regulation as amended or re-enacted from time to time;

(c)	the singular includes the plural and vice versa;

(d)	a person includes all legal persons and natural persons; and

(e)	legal persons include all forms of corporate entity and any other person having capacity to act in its own name created by or in accordance with the laws or regulations of any jurisdiction.

1.3	Headings are for ease of reference only and shall be disregarded in interpreting the Memorandum and the Articles.

2	COMMENCEMENT OF BUSINESS

2.1	Commencement. The business of the Company may be commenced at such time as determined by the Directors.

2.2	Commencement Costs and Expenses. The Directors may pay, out of capital or other money of the Company, all costs and expenses incurred in the establishment and registration of the Company.

3	REGISTERED SHARES

3.1	Registered Shares. The Company shall issue registered Shares only.

3.2	No Bearer Shares. The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

4	SHARE CERTIFICATES

4.1	Share Certificates. Every Member holding Shares shall be entitled to a certificate signed by a Director or Secretary, or any other person authorised by a resolution of the Directors, or under the Seal specifying the number of Shares held by him and the signature of the Director, Secretary or authorised person and the Seal may be facsimiles or affixed by electronic means pursuant to the Electronic Transactions Law.

4.2	Indemnity and Replacement. Any Member receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed or, in connection with any proposed share transfer, a new certificate may be issued, on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by the Directors.

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4.3	Joint Holders. If several Members are registered as joint holders of any Shares, any one of such Members may give an effectual receipt for any share certificate. In respect of Shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

5	ISSUE OF SHARES

5.1	Issue. Subject to the provisions, if any, of the Memorandum and directions given by any Ordinary Resolution and the rights attaching to any class of existing Shares, the Directors may issue, allot, grant options, rights or warrants over or otherwise dispose of Shares and other securities of the Company at such times, to such persons, for such consideration and on such terms as the Directors may determine. On the allotment of any Share the Directors shall designate the class and, if applicable, series to which such Share shall belong. Notwithstanding and without prejudice to the generality of the foregoing, the Directors are expressly authorized and empowered to implement or effect, at their sole discretion, any shareholder rights plan or similar plan, agreement or arrangement pursuant to which, under circumstances provided therein, some or all Members will have rights to acquire Shares, including Common Shares, or interests in Shares, including Common Shares, at a discounted price, upon such terms and conditions as the Directors deem expedient and in the best interests of the Company, including, without limitation, the issuance of a preference share purchase right to be issued on a pro rata basis to each holder of Common Shares with such terms and for such purposes, including the influencing of takeovers, as may be described in a rights agreement between the Company and a rights agent. Upon approval of the Directors, such number of Common Shares or other Shares or securities of the Company, as may be required for such purposes shall be reserved for issuance in connection with an option, right, warrant or other security of the Company or any other person that is exercisable for, convertible into, exchangeable for or otherwise issuable in respect of such Common Shares or other Shares or securities of the Company.

5.2	Subscriber Share. Notwithstanding the preceding Article, the Subscriber shall have the power to:

(a)	issue one Share to itself;

(b)	transfer that Share by an instrument of transfer to any person; and

(c)	update the Register of Members in respect of the issue and transfer of that Share.

5.3	Common Shares. Each Common Share confers on the holder thereof the following rights:

(a)	As to voting: The holder of a Common Share shall (in respect of such Share) have the right to receive notice of, or attend and vote as a Member at, any general meeting of the Company or separate meeting of the holders of Common Shares convened in accordance with these Articles;

(b)	As to income: The holder of a Common Share shall have the right to receive dividends declared by the Company in respect of the relevant class in accordance with the provisions of these Articles and the terms of issue of the Common Share; and
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(c)	As to capital: The holder of a Common Share shall have the right on the winding up or dissolution of the Company to participate in the surplus assets of the Company in accordance with the provisions of these Articles and the terms of issue of the Common Share.

5.4	Preference Shares. Preference Shares may be issued from time to time in one or more classes or series, each of such classes or series to have such voting powers (full or limited or without voting powers) designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such classes or series adopted by the Directors as hereinafter provided. Authority is hereby granted to the Directors, subject to the provisions of the Memorandum, these Articles and applicable law, to create one or more classes or series of Preference Shares and, with respect to each such class or series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such class or series, such rights and restrictions upon such Preference Shares as the Directors may determine, including:

(a)	the number of Preference Shares to constitute such class or series and the distinctive designation thereof;

(b)	the voting rights, if any, of the Preference Shares of such class or series;

(c)	transfer restrictions and rights of first refusal with respect to the Preference Shares of such class or series

(d)	the dividends or other Distributions, if any, payable on such class or series, whether any such dividends or other Distributions shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends or other Distributions shall be payable, the preference or relation which such dividends or other Distributions shall bear to the dividends or other Distributions payable on any Shares of any other class or any other series of Preference Shares;

(e)	whether the Preference Shares of such class or series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(f)	whether the Preference Shares of such class or series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be states and expressed or provided in such resolutions or resolutions;

(g)	the amounts or amounts payable upon the Preference Shares of such class or series upon, and the rights of the holders of such class or series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets of the Company;

(h)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional Shares of such class or series or of any other class of Shares or any other class or series of Preference Shares; and

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(i)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof as the Directors may determine.

5.5	Consideration for Share Issue. A Share may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

5.6	Register of Members.

(a)	The Register of Members kept by the Company shall contain:

(i)	the names and addresses of each Member;

(ii)	a statement of the Shares held by each Member;

(iii)	the distinguishing numbers of the Shares of each Member (if any);

(iv)	the amount paid on the Shares of each Member;

(v)	the date on which the name of each person was entered on the register as a Member; and

(vi)	the date on which any person ceased to be a Member.

(b)	The Company may cause to be kept in any country or territory one or more branch registers of any category of members.

(c)	For as long as any Shares are listed on an “approved stock exchange” as defined by the Companies Law, title to such listed Shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the relevant approved stock exchange that are or shall be applicable to such listed Shares. Any register of members maintained in respect of listed Shares may be kept by recording the particulars required by section 40 of the Companies Law in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the relevant approved stock exchange.

5.7	Commission. The Company is authorised to pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any Shares.

5.8	Payment for Shares. The Directors shall not issue Shares unless payment in full of the subscription price has been received by the Company by such time as the Directors may determine from time to time.
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6	VARIATION OF RIGHTS

6.1	Class Variation. If, at any time, the share capital of the Company is divided into different classes or series of Shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued Shares of that class or series or with the approval of the holders of not less than two-thirds of the issued shares of that class, who, being entitled to do so, vote in person or by proxy at a separate general meeting of the holders of the Shares of the class or series. To every such separate general meeting the provisions of these Articles relating to general meetings shall, mutatis mutandis, apply, but so that the necessary quorum shall be the persons holding or representing by proxy a majority of the issued Shares of the class or series and that any holder of Shares of the class or series present in person or by proxy may demand a poll.

6.2	No Variation on Further Issue. The rights conferred upon the holders of the Shares of any class or series shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or by the creation or issuance of Preference Shares of any class or series.

7	REDEMPTION, PURCHASE AND SURRENDER OF SHARES AND TREASURY SHARES

7.1	Redemption, Purchase and Surrender. Subject to the provisions of the Companies Law and to the rights attaching to any class of Share, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors determine;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Law including out of capital; and

(d)	permit the surrender of fully paid Shares for no consideration.

7.2	Effect of Redemption, Purchase and Surrender. Shares that the Company redeems, purchases, accepts by way of surrender or otherwise acquires pursuant to Article 7.1 may:

(a)	be cancelled; or

(b)	be held as Treasury Shares on such terms and in such manner as the Directors determine prior to such acquisition.

7.3	Treasury Shares. All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share, other than as set out in this Article. The Company may:

(a)	cancel the Treasury Shares on such terms and in such a manner as the Directors may determine; and

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(b)	transfer the Treasury Shares in accordance with Article 12.

7.4	No Participation. Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

7.5	No other Redemption. The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

7.6	Redemption in Kind. The Directors may, when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payments either in cash or in kind.

8	LIEN

8.1	All Monies Payable. The Company shall have a first and paramount lien on every Share, whether or not it is a fully paid Share, for all moneys, whether presently payable or not, called or payable at a fixed time in respect of that Share and for all debts, liabilities or other obligations owed, whether presently or not, by the Member or by one or more joint Members or by any of their estates to the Company (together, the Lien Amounts) but the Directors may, at any time, declare any Share to be wholly or in part exempt from this Article. The Company’s lien, if any, on a Share shall extend to all Distributions payable thereon. Any registration of the transfer of a Share shall operate to extinguish the Company’s lien on that Share.

8.2	Sale. The Company may sell, in such manner as the Directors think fit, any Shares in which the Company has a lien, but no sale shall be made unless some amount in respect of which the lien exists is presently payable and the period of fourteen days has elapsed after the Company has given a notice in writing, stating and demanding payment of such part of the presently payable amount, to the relevant Member.

8.3	Registration of Purchase. The Directors may authorise any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

8.4	Application of Proceeds. The proceeds of the sale, net of any costs incurred by the Company in relation to the sale, shall be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable. The Company shall retain and have a lien over such part of the remainder of the proceeds as is equal to the Lien Amounts which exist but are not presently payable by the Member and may apply such proceeds against the Lien Amounts as and when they become payable and the residue shall be paid to the person entitled to the Shares at the date of the sale.

9	CALLS ON SHARES

9.1	Calls. The Directors may, from time to time, make calls upon the Members in respect of some or all of any moneys unpaid on their Shares, whether in respect of their par value or the premium payable on those Shares; each Member shall (subject to receiving at least 14 days’ notice specifying the time
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or times of payment) pay to the Company at the time or times so specified the amount called on his Shares. A call may be required to be paid in instalments. The Directors may revoke or postpone a call at any time.

9.2	Joint Holders. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof and the holder or joint holders of a Share at the time of a call shall remain liable to pay the call on that Share, notwithstanding any subsequent transfer of the Share being registered by the Company.

9.3	Interest on Calls. If a sum called in respect of a Share is not paid before or on the day appointed for payment of that call, the Member from whom such amount is due shall pay interest upon the sum at such rate as the Directors may determine from the day appointed for payment of the call to the time of the actual payment. The Directors shall have the discretion to waive payment of any such interest in full or in part.

9.4	Fixed Payment Dates. The provisions contained in these Articles in respect of calls shall apply to payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

10	FORFEITURE

10.1	Failure to pay Call. If a Member fails to pay any call or instalment of a call in respect of Shares on the day appointed for payment, the Directors may serve a notice on such Member naming a further date not earlier than the expiration of 14 days from the date of service on or before which the payment required by the notice is to be made, and containing a statement that in the event of non-payment, the Shares, or any of them, will be liable to be forfeited.

10.2	Forfeiture. If the requirements of the notice referenced in this Article are not complied with, the Company may forfeit the Shares together with any Distributions declared payable in respect of the forfeited Shares and not paid at any time before tender of payment.

10.3	No Refund. The Company is under no obligation to refund any moneys to the Member whose Shares have been forfeited.

10.4	Sale of Forfeited Share. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit. The proceeds of any sale or disposition of the forfeited Share may be received and used by the Company as the Directors determine.

10.5	Outstanding Liability. A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares together with interest.

10.6	Certificate of Forfeiture. A certificate in writing under the hand of a Director or Officer stating that a Share has been duly forfeited on the date stated in the certificate shall be conclusive evidence of the facts stated in the certificate as against all persons claiming to be entitled to the Share. The Directors may authorize any person to transfer the Shares sold in accordance with this Article to

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the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

10.7	Fixed Payment Dates. The provisions of this Article applying to forfeiture for failure to pay any call or instalment of a call shall apply to the failure to make payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

11	TRANSMISSION OF SHARES

11.1	Legal Personal Representative. The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In the case of a Share registered in the names of two or more holders, the survivors, survivor or the legal personal representatives of the deceased survivor, shall be the only person(s) recognised by the Company as having any title to the Share.

11.2	Transmission. Any person becoming entitled to a Share in consequence of the death or bankruptcy of or any analogous event affecting a Member (each such event a Transmission Event and each such person a Representative) shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the Member could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by such Member before the occurrence of a Transmission Event.

11.3	Pre-Registration Status. Representatives shall be entitled to the same notices, dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

11.4	Requirement for Registration. The Directors may at any time give notice requiring a Representative to elect either to be registered himself or to have some person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the Transmission Event). If the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

12	TRANSFER OF SHARES

12.1	When Directors’ Consent required. A transfer of a Common Share must not be recorded or registered unless a duly signed instrument of transfer in respect of the Common Share has been received by the Company and the certificate representing the Common Share to be transferred (if any) has been surrendered and cancelled. Preference Shares and Treasury Shares are transferable, subject to the consent of the Directors who may, in their absolute discretion, refuse to consent to any transfer and decline to register the transfer without giving any reason.
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12.2	Instrument of Transfer. The instrument of transfer shall be in writing in such form as may be acceptable to the Directors and shall be executed by or on behalf of the transferor and, if required by the Directors, signed by the transferee.

12.3	Certificates. Subject to Article 4.2, where the Company has issued a certificate in respect of a Share proposed to be transferred, the transferor shall lodge, with the instrument of transfer, the original certificate relating to the Share being transferred.

12.4	Effective Date. The transfer of a Share is effective when the name of the transferee is entered on the Register of Members. Until such time, the transferor shall be deemed to remain a Member.

12.5	Lost Certificate. If the Directors are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may, on receipt of such indemnities as they may require:

(a)	accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	proceed to register the transferee’s name in the Register of Members.

12.6	Notification of Refusal. Where the Directors refuse to register a transfer of a Share, they shall, within two months after the date on which the transfer was lodged with the Company, notify the transferee of the refusal.

12.7	Transfer of Treasury Shares. The transfer of Treasury Shares may be for valuable consideration or otherwise, and at a discount to the par value of the Shares.

13	REGISTERED HOLDER DEEMED ABSOLUTE OWNER

13.1	The registered holder of a Share shall be treated as the absolute owner of such Share. No person shall be recognised by the Company as holding any Share upon trust and the Company shall not register nor be bound by or required to recognise any equitable or other interest of whatever nature in a Share other than an absolute right to the Share, irrespective of whether the Company has notice of such interest.

14	ALTERATION OF SHARE CAPITAL

14.1	Increase or Amendment. The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into Shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up shares into stock and reconvert that stock into paid-up Shares of any denomination;

(d)	subject to section 13 of the Companies Law, sub-divide its existing Shares, or any of them, into Shares of smaller amounts than is fixed by the Memorandum; and

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(e)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

14.2	Reduction. Subject to the provisions of the Companies Law and these Articles, the Company may, by Special Resolution, reduce its share capital and any capital redemption reserve in any manner.

15	CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

15.1	Closing Register. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case forty (40) days. If the Register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such Register of Members shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

15.2	Fixing Record Date. In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance a date as the record date: (a) for any such determination of Members entitled to notice of or to vote at a meeting of Members, which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting; and (b) for the purpose of determining the Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, which record date shall not be more than sixty (60) days prior to the date of payment of such dividend or the taking of any action to which such determination of Members is relevant.

15.3	No Record Date. If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the adjourned meeting, if they think fit.

16	MEETINGS AND CONSENTS OF MEMBERS

16.1	Meetings. All meetings of Members shall be referred to as extraordinary general meetings unless the general meeting is an annual general meeting. The Company may hold an annual general meeting in each year and shall specify the meeting as such in the notices calling it. The Company shall not be obliged to hold an annual general meeting in each year, provided that, so long as the Company’s Shares are listed for trading on the New York Stock Exchange, the Company shall hold annual general meetings, from time to time, as may be required under the applicable rules and regulations of the New York Stock Exchange. The annual general meeting, if any, shall be held at such time and place as the Directors shall appoint, provided that, so long as the Company’s Shares are listed for trading on the New York Stock Exchange, the period between the date of one annual general meeting of the Company and that of the next shall not be longer than such period as the applicable rules and regulations of the New York Stock Exchange permit. If the Company’s Shares
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are not listed for trading on the New York Stock Exchange, the Company shall hold annual general meetings as required pursuant to the rules and regulations of such other stock exchange, if any, on which the Company’s Shares are listed for trading at such time. At annual general meetings, the report of the Directors (if any ) shall be presented.

16.2	Directors Convene. The Directors may convene meetings of the Members, subject to Article 16.1 hereof, at such times and in such manner and places within or outside the Cayman Islands as the Directors may considers necessary or desirable.

16.3	Members Requisition. Upon the written request of Members entitled to exercise 20% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the Directors shall forthwith proceed to convene a meeting of Members to be held within four months of receiving the requisition. The written request of Members to requisition a meeting must state the objects of the meeting and must be signed by the Members requisitioning the meeting. The written request must be lodged at the Registered Office and may be delivered in counterpart.

16.4	Failure to Convene. If the Directors do not proceed to convene a meeting of Members within twenty one (21) days of the written request to requisition a meeting being lodged, the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of Members in the same manner as nearly as possible as that in which a meeting of Members may be convened by a Director. Where the requisitionists fail to convene the meeting of Members within three months of their right to convene the meeting arising, the right to convene the meeting of Members shall lapse.

16.5	Notice of Meeting. At least ten (10) days’ notice shall be given for any meeting of Members. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company.

16.6	Failure to Give General Notice. A meeting of Members held in contravention of the requirement to give notice is valid if Members (or their proxies) holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

16.7	Failure to give Individual Notice. The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

16.8	Voting. No person shall be entitled to vote at any meeting of Members unless he is registered as a Member on the record date for such meeting and all calls or other moneys payable by him in respect of Shares have been paid at or before the record date. Subject to the rights and restrictions attached to any Shares and the provisions of this Article, each Member of record who is present in person, by its duly authorised representative or by proxy, shall have one vote and on a poll each Member of record shall have one vote for every Share of which he is the holder.
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17	PROXIES

17.1	Proxies. Subject to compliance with these Articles, a Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member. A proxyholder need not be a Member. The rules and procedures relating to the form of a proxy, the depositing or filing of proxies and voting pursuant to a proxy and any other matter incidental thereto, shall be approved by the Directors, subject to such rules and procedures as required by applicable law or the relevant rules and regulations applicable to the listing of the Shares on any stock exchange and as provided in these Articles under this Article 17.

17.2	Form of Proxy. An instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve). The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized in that behalf provided however, that a Member may also authorize the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Directors which are reasonably designed to verify that such instructions have been authorized by such Member. The instrument appointing a proxy may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

17.3	Joint Ownership and Proxies. Where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly, each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and the person whose name stands first on the register of members in respect of the Share is alone entitled to vote in respect of that Share.

18	PROCEEDINGS OF SHAREHOLDER MEETINGS

18.1	Chairman of Member Meeting. At every meeting of Members, the chairman of the board of Directors shall preside as chairman of the meeting. If there is no chairman of the board of Directors or if he is not present at the meeting within fifteen (15) minutes after the time appointed for the meeting or if he is unwilling to act, the Directors present shall elect the chairman of the meeting.

18.2	Adjournment. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting except that when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

18.3	Conference Call. A Member, or his duly authorised representative or proxy, shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means, as

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approved by the Directors or the Chairman of the meeting, by means of which all the persons participating in the meeting are able to communicate with each other simultaneously and instantaneously.

18.4	Objections. No objection shall be raised to the qualification of any voter except at the meeting of members or adjourned meeting of Members at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding on all parties.

18.5	Casting of Votes. A Member holding more than one Share need not cast the votes in respect of the Shares held by him in the same way on any resolution for which a poll is taken. A person appointed as the authorised representative or proxy of a Member may cast the votes in respect of the Shares for which he is appointed in a like manner.

18.6	Quorum. A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person, through their authorised representative or by proxy, two or more Members, representing at least 20% of the class or series of Shares, entitled to vote on the resolutions of Members to be considered at the meeting, except where there is only one Member entitled to vote on resolutions of Members to be considered at the meeting, in which case the quorum shall be one Member. Where a quorum comprises a single Member or proxy, such person may pass a resolution of Members and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy instrument shall constitute a valid resolution of Members.

18.7	No Quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

18.8	Polls. At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favour of or against such resolution.

18.9	Participation. Directors, officers, lawyers or auditors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

18.10	Unanimous Written Resolutions. Any Ordinary or Special Resolution of Members and any other action that may be taken by the Members at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all Members who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other
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action. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the latest date borne by the counterparts.

19	APPOINTMENT AND REMOVAL OF DIRECTORS

19.1	Number of Directors. The Company shall have a board of Directors consisting of the greater of:

(a)	three (3); and

(b)	the number most recently established by the Directors and under Article 19.8.

For so long as the Shares of the Company are listed for trading on the New York Stock Exchange, the Directors shall include such number of independent directors, as defined under the relevant rules or regulations of the New York Stock Exchange, as required under applicable rules or regulations, if any, of the New York Stock Exchange, unless the Directors resolve to follow any available exceptions or exemptions. If the Company’s Shares are not listed for trading on the New York Stock Exchange, the Company shall comply with any applicable rules or regulations respecting board composition of such other stock exchange, if any, on which the Company’s Shares are listed for trading at such time.

19.2	Appointment of Directors. The first Directors shall be appointed by the subscribers to the Memorandum by a written instrument signed by all the subscribers or by an Ordinary Resolution passed by the subscribers. Thereafter, subject to the limits set forth in Article 19.1:

(a)	the Company may by Ordinary Resolution at a meeting of Members called for such purpose, including at an annual general meeting pursuant to Article 19.3, appoint any person (subject to Article 20.1) to be a Director to fill a casual vacancy, including a vacancy resulting from the removal of a Director pursuant to Article 19.6 or the deemed vacation of a Director prior to the election of Directors at an annual general meeting under Article 19.3; or

(b)	the Directors may, at any time and from time to time, appoint any person to be a Director either to fill any casual vacancy or as an addition to the existing board of Directors.

19.3	Term. Subject to Article 19.4, each Director shall hold office until the expiration of his term and until his successor shall have been elected or qualified. At every annual general meeting the Members entitled to vote for the election of Directors must by Ordinary Resolution elect that number of Directors for the time being set under these Articles, which election shall be subject to any advance notice policy of the Company approved by the Directors from time to time. All the Directors cease to hold office immediately before such election, but are eligible for re-election.

19.4	Vacation. The office of a Director shall be vacated if:

(a)	the term of office of the Director expires, subject to the deemed continuance of office under Article 19.7 or such time as his or her successor shall have been elected or approved; or

(b)	he gives notice in writing to the Company that he resigns the office of Director; or

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(c)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	he is found to be or becomes of unsound mind; or

(e)	he is removed from office pursuant to Article 19.6; or

(f)	he is prohibited to act as a Director by the Companies Laws or any applicable rules or regulations of any stock exchange on which the Shares are listed.

19.5	Consent. No election, appointment or designation of an individual as a Director is valid unless:

(a)	that individual consents to be a Director; or

(b)	that individual is elected at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a Director.

19.6	Removal of Directors. The Company may by Special Resolution at a meeting of Members called for such purpose remove any Director before the expiration of his term.

19.7	Failure to elect any. If the Members fail at the annual general meeting to elect or appoint any Directors, then each Director in office at such time continues to hold office until the earlier of:

(a)	the date on which his or her successor is elected or appointed; and

(b)	the date on which he or she otherwise ceases to hold office under these Articles.

19.8	Failure to elect some. If, at any meeting of Members at which there should be an election of Directors, not all the places of the retiring Directors are filled by that election such that there is not the number of Directors set pursuant to these Articles, the number of Directors is deemed to be set at the number of Directors actually elected or continued in office.

20	NOMINATION OF DIRECTORS

20.1	Nomination. Nominations of persons for election to the board of Directors may be made at any annual general meeting or at any other meeting of Members if one of the purposes for which the meeting is called is to elect a Director:

(a)	by or at the direction of the Directors, including pursuant to a notice of meeting; or

(b)	by or at the direction or request of a holder of Common Shares to, and as set forth in, a valid requisition of a meeting of Members in accordance with Article 16.3; or

(c)	by any Member (a Nominating Shareholder) who: (i) at the close of business on the date of the giving by such Nominating Shareholder of the notice provided for below and at the close of business on the record date for notice of such meeting is entered in the register of Members as a holder of one or more Common Shares carrying the right to vote at such meeting; and (ii) complies with the notice procedures set forth below in these Articles, including Article 20.2 and 20.3 hereof. If such Nominating Shareholder is not an individual, the notice, as set forth below, must be signed by an authorized representative, being a
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duly authorized director, officer, manager, trustee, partner or other similar person, as applicable, of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably.

20.2	Timing. A Nominating Shareholder must provide notice to the president of the Company:

(a)	in the case of an annual general meeting of Members, not less than thirty (30) nor more than sixty-five (65) days prior to the date of such annual general meeting of Members; provided, however, that in the event that the annual general meeting of Members is to be held on a date that is less than fifty (50) days after the notice date on which the first public announcement of the date of such annual general meeting was made, notice by the Member may be given not later than the close of business on the tenth (10th) day following the notice date; and

(b)	in the case of any other meeting (which is not also an annual general meeting) of Members called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of such other meeting of Members was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual general meeting or other meeting of Members, and in no event shall any adjournment or postponement of a meeting of Members or the announcement thereof commence a new time period for the giving of such notice. For the purposes of this Article 20, a “public announcement” means disclosure in a press release reported by a national news source in the United States or Canada or a document publicly filed by the Company or its agents with applicable securities regulators.

20.3	Form. To be in proper written form, a Nominating Shareholder’s notice to the president of the Company must set forth:

(a)	as to each person who the Nominating Shareholder proposes to nominate for election as a Director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of Shares in the capital of the Company which are controlled, directly or indirectly, or which are owned, beneficially or of record, by the person as of the record date for the meeting of Members (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) a statement as to whether such person would be “independent” of the Company if elected as a Director at such meeting and the reasons and basis for such determination; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to applicable law; and

(b)	as to the Nominating Shareholder giving the notice, (i) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any Shares of the Company and (ii) any other information relating to such Nominating Shareholder that would be required to
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be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to applicable law.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to comply with applicable law and determine the eligibility of such proposed nominee to serve as a Director of the Company or that could be material to a reasonable Member’s understanding of the experience, independence, or qualifications (or lack thereof) of such proposed nominee.

20.4	Acceptance of Nomination. The chair of any meeting of Members shall, among other things, have the authority to determine whether a nomination was made in accordance with the procedures set forth in this Article 20 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

21	REGISTER OF DIRECTORS AND OFFICERS

21.1	Details. The Register of Directors and Officers shall contain:

(a)	the names and addresses of the persons who are Directors and Officers;

(b)	the date on which each person whose name is entered in the register was appointed as a Director or Officer; and

(c)	the date on which each person named as a Director or Officer ceased to be a Director or Officer.

22	POWERS OF DIRECTORS

22.1	Management by Directors. Subject to the provisions of the Companies Law, the Memorandum, these Articles and any directions given by Ordinary Resolution, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors shall have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company as are not by the Companies Law, the Memorandum, these Articles or the terms of any Special Resolution required to be exercised by the Members. No alteration of the Memorandum or these Articles or any direction given by Ordinary or Special Resolution shall invalidate any prior act of the Directors that was valid at the time undertaken. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

22.2	Good Faith. Each Director shall exercise his powers for a proper purpose. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

22.3	Acting in Vacancy. The continuing Directors may act notwithstanding any vacancy in their body, but if and for so long as their number is below any minimum number of Directors fixed by or pursuant to these Articles, the continuing Directors may act for the purpose of passing a resolution: (i) to adjust the number of Directors under Article 19.1 to eliminate the vacancy; (ii) to appoint further Directors to the board of Directors; or (iii) to convene a meeting of Members to appoint further Directors, but for no other purpose.
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22.4	Indebtedness and Security. The Directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

23	PROCEEDINGS OF DIRECTORS

23.1	Quorum. The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall be counted in the quorum. A Director who also acts as an alternate Director shall count twice towards the quorum.

23.2	Voting. Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled to a separate vote on behalf of his appointor in addition to his own vote.

23.3	Conference Call. A person may participate and vote in a meeting of the Directors or committee of Directors by telephone or other electronic means by means of which all the persons participating in the meeting are able to communicate with each other simultaneously and instantaneously. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

23.4	Unanimous Written Resolution. A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign any such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

23.5	Notice of Meetings. A Director may, or other Officer on the requisition of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held.

23.6	Chairman of the Board. The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

23.7	Defects. Absent fraud, all acts done by any meeting of the Directors or a committee of Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

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24	PRESUMPTION OF ASSENT

24.1	A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof. Such right to dissent shall not apply to a Director who voted in favour of such action.

25	DIRECTORS’ INTERESTS

25.1	Other Office. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine. A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

25.2	No Exclusivity. A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

25.3	Disclosure of Interests. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any other contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

25.4	General Notice of Interests. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

26	MINUTES

26.1	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.
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27	DELEGATION OF DIRECTORS’ POWERS

27.1	Delegation. The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall automatically terminate if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

27.2	Committees. The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

27.3	Third Party Delegation. The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

27.4	Officers. The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the Directors.

28	ALTERNATE DIRECTORS

28.1	Alternate Appointment. Any Director (other than an alternate Director) may by writing in notice to the Company appoint any other Director, or any other person willing to act, to be an alternate Director.

28.2	Conduct of Alternates. An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and, save as expressly provided herein, to perform all the functions and exercise all of the powers of his appointor as a Director in his absence.

28.3	Automatic termination. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

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28.4	No Agency. An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

29	NO MINIMUM SHAREHOLDING

29.1	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

30	REMUNERATION OF DIRECTORS

30.1	Office Remuneration. The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination of such methods.

30.2	Additional Remuneration. The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

30.3	Pensions. The Directors, on behalf of the Company, may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

31	INDEMNIFICATION

31.1	Indemnity and Exclusion of Liability. Every Director, alternate Director or Officer shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default. No such Director, alternate Director or Officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

31.2	Advancement of Expenses. Expenses, including legal fees, incurred by a Director, alternate Director or Officer, or former Director, alternate Director or Officer in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by such party to repay the amount if it shall ultimately be determined that such Director, alternate Director or Officer is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.
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31.3	Insurance. The Company may purchase and maintain insurance in relation to any person who is or was a Director, alternate Director, Officer or liquidator of the Company, or who at the request of the Company is or was serving as a Director, alternate director, Officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

32	RECORDS

32.1	Registered Office Records. The Company shall keep the following documents at the Registered Office:

(a)	the Certificate of Incorporation and any Certificate on Change of Name;

(b)	a copy of the Memorandum and Articles;

(c)	the Register of Directors and Officers; and

(d)	to the extent the Company has created a security interest over any of its assets the Register of Mortgages and Charges required to be maintained by the Company under Section 54 of the Companies Law.

32.2	Other Corporate Records. The Company shall keep the following records at the Registered Office or at such other place or places, within or outside the Cayman Islands, as the Directors may determine:

(a)	minutes of meetings, Ordinary Resolutions and Special Resolutions of Members and classes of Members;

(b)	the Register of Members; and

(c)	minutes of meetings and Resolutions of Directors and committees of Directors.

32.3	Electronic Form. All of the registers and records kept by the Company under these Articles shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Law.

33	SEAL

33.1	Use of Seal. The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an Officer or other person appointed by the Directors for the purpose.

33.2	Duplicate Seal. The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

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33.3	Authentication and Filing. A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

34	DISTRIBUTIONS

34.1	Payment of Distributions. Subject to the Companies Law and this Article, the Directors may declare and pay out of the funds of the Company lawfully available for such purpose a Distribution at a time and of an amount they think fit. No Distribution shall be paid except out of the realised and unrealised profits of the Company, and/or out if the share premium account, and/or as otherwise permitted by the Companies Law.

34.2	Ranking. Except as otherwise provided by the rights attached to Shares, all Distributions shall be declared and paid according to the par value of the Shares that a Member holds. The Company may pay Distributions in proportion to the amount paid upon each Share where a larger amount is paid up on some Shares than on others. If any Share is issued on terms providing that it shall rank for Distributions as from a particular date, that Share shall rank for Distributions accordingly.

34.3	Deductions. The Directors may deduct from any Distribution payable to any Member all sums of money, if any, then payable by him to the Company on account of calls or otherwise.

34.4	Distribution in Kind. The Directors may declare that any Distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.5	Payment. Any Distribution payable in cash in respect of Shares may be paid by electronic funds transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Distributions payable in respect of the Shares held by them as joint holders.

34.6	No Interest. No Distribution shall bear interest as against the Company and no distribution shall be paid on Treasury Shares.

34.7	Unclaimed Payments. Any Distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Distribution may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Distribution shall remain as a debt due to the Member. Any Distribution which remains unclaimed after a period of six years from the date of declaration of such Distribution shall be forfeited and shall revert to the Company.
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34.8	Preference Shares dividend priority. So long as any of the Preference Shares are outstanding, the Company shall not at anytime without, but may at anytime with, the approval of the holders of the Preference Shares given as set out in Article 6.1, declare, pay or set apart for payment any dividends on the Common Shares unless, in each such case, all dividends then payable on the Preference Shares and on all other Shares of the Company ranking on parity with the Preference Shares with respect to the payment of dividends, accrued to the most recently preceding payment date or dates, have been declared and paid or set aside for payment.

35	CAPITALISATIONS

35.1	Capitalisations. The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts or to the credit of profit and loss account or otherwise available for distribution and appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a Distribution of profits by way of dividend and apply such sum on their behalf in paying up in full unissued Shares for issue, allotment and distribution credited as fully paid-up to and amongst them in the proportions aforesaid. In such event the Directors may make such provisions as they think fit in the case of Shares becoming distributable in fractions.

36	REPRESENTATION

36.1	Representation of Legal Persons. The right of any individual to speak for or represent a Member or a Director being a legal person shall be determined by the law of the jurisdiction where, and by the documents by which, such legal person is constituted or derives its existence but save where an objection has been raised by a Member or a Director, the Directors shall not be obliged to verify the rights of individuals purporting to speak for or represent legal persons. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

37	FINANCIAL YEAR

37.1	Unless the Director otherwise prescribe, the financial year of the Company shall be the calendar year.

38	ACCOUNTS

38.1	Accounts. The Company shall keep proper books of account with respect to (a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place; (b) all sales and purchases of goods by the Company; and (c) the assets and liabilities of the Company, that in each case, are sufficient to give a true and fair view of the Company’s affairs and to explain its transactions.

38.2	Inspection. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Law or authorised by the Directors or by the Company in general meeting.
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38.3	Financial Information. The Directors may from time to time cause to be prepared and to be laid before the Company, in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

39	AUDIT

39.1	Auditor. The Directors may appoint an auditor of the Company who shall hold office until removed from office by resolution of the Directors, and may fix his or her remuneration, provided that the appointment and provisions relating to auditors shall be in accordance with applicable law and the relevant rules and regulations of any stock exchange on which the Shares are listed for trading.

39.2	Access Right. Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for any audit.

39.3	Auditor Reports. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at such times as shall be required by the Directors or any meeting of the Members.

40	NOTICES

40.1	Calculation of Elapsed Time. Subject to the laws of the Cayman Islands, where any period of time is expressed as required for the giving of any notice or in any other case where some other action is required to be undertaken within or omitted from being taken during a specified period of time, the calculation of the requisite period of time will not include the day on which the notice is given (or deemed to be given) or the day on which the event giving rise to the need to take or omit action occurred, but shall include the day on which the period of time expires.

40.2	Delivery of Notices. Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. E-mail notices may be sent by e-mail text and/or by way of a document attached to an email in portable document format (PDF) or in Microsoft Word format and/or by any other method separately agreed between the Company and its Members.

40.3	Deemed Receipt. Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing a notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service it shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
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40.4	Notices of General Meeting. Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members.

41	VOLUNTARY LIQUIDATION

41.1	Subject to the Companies Law, the Company may by Special Resolution be wound up voluntarily.

42	WINDING UP

42.1	Distribution of Assets. If the Company shall be wound up (whether voluntarily or by or under the supervision of the Grand Court of the Cayman Islands) the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner as the liquidator thinks fit having regard to the Companies Law. Any surplus shall be distributed firstly to the holders of the Preference Shares who shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its Members for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common Shares or any other Shares ranking junior to the Preference Shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its Members for the purpose of winding up its affairs, the amount paid up with respect to each Preference Share held by them, together with all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day to day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. Thereafter the balance shall be paid the holders of Common Shares.

42.2	Valuation of Assets. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Companies Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

43	CONTINUATION

43.1	The Company may, subject to the provisions of the Companies Law and with the approval of a Special Resolution, transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and be de-registered in the Cayman Islands.
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44	AMENDMENT OF THE MEMORANDUM AND ARTICLES

44.1	Subject to the Companies Law and the rights attaching to any class or series of Shares, the Company may by Special Resolution change its name or alter or amend these Articles and/or the Memorandum in whole or in part.

45	merger and consolidation

45.1	The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Law), upon such terms as the Directors may determine.

46	information

46.1	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members to communicate to the public.

46.2	The Directors shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register of members and transfer books of the Company.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
President

Date:	July 14, 2017